
03029023

BEAUFIELD CONSOLIDATED RESOURCES IN
19 Nesbitt Street – Ottawa – Ontario K2H 8C4
P.O. Box 11385 – Station H – Ottawa – Ontario K2H 7V1
Tel: 613-721-2919 Fax: 613-828-7268

CERTIFICATE OF MAILING


SEC MAIL PROCESSING
RECEIVED
JUL 3 1 2003
WASH. D.C. 188 SECTION

Thursday July 24, 2003

Attention: Division of Corporate Finance
Office – International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Re: Beaufield Consolidated Resources Inc. – Third Quarter
EXEMPTION NUMBER: 82-1557
3rd Quarter for the period March 1, 2003 – May 31, 2003
CUSIP #: 07433C204

SUPPL

Dear Sir or Madam:

This is to advise you that the unaudited interim financial statements for the third quarter (March 1, 2003-May 31, 2003) for Beaufield Consolidated Resources Inc., were mailed to all registered and beneficial shareholders, as per National Instrument 54-102, by first class mail on July 24, 2003. Enclosed are copies of these quarterly financials for your records.

Yours sincerely,
BEAUFIELD CONSOLIDATED RESOURCES INC.

Christine Hansen
Administrative Assistant


PROCESSED
AUG 12 2003
THOMSON
FINANCIAL

dlw 8/5

FORM 51-901F Exemption number 82-1557

for the nine-months ended May 31, 2003

Incorporated as part of:	X	Schedule A
	X	Schedules B & C

ISSUER DETAILS:

Name of Issuer:	Beaufield Consolidated Resources Inc.
Issuer Address:	19 Nesbitt Street P.O. Box 11385 – Station H Ottawa, Ontario K2H 7V1
Issuer Telephone Number:	613-721-2919
Contact Person:	Jens E. Hansen
Contact's Position:	President
Contact Telephone Number:	613-721-2919 Fax Number: 613-828-7268
For Quarter Ended:	May 31, 2003
Date of Report:	July 24, 2003
Contact e-mail address:	beaufield@rogers.com

Certificate

The three Schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this report will be provided to any shareholder who requests it.

Jens E. Hansen	"Jens E. Hansen"	July 24, 2003
Name of Director	Signed	Dated
Robert A. Martin	**"Robert A. Martin"**	**July 24, 2003**
Name of Director	Signed	Dated

BEAUFIELD CONSOLIDATED RESOURCES INC.

Financial Statements for the period ended May 31, 2003

(Unaudited – Prepared by Management)

BEAUFIELD CONSOLIDATED RESOURCES INC.

Interim Balance Sheets for the period ended May 31, 2003
(Unaudited – Prepared by Management

	May 31, 2003	August 31, 2002
	$	$
ASSETS		
Current Assets		
Cash and cash equivalents	-	128,608
Marketable Securities	103,377	49,980
Taxes recoverable	7,189	6,450
Option payment receivable	-	20,000
Prepaid expenses	226	-
	110,792	205,038
Exploration Funds	250,000	-
Mineral properties and deferred exploration and development expenditures	2,021,011	1,856,716
Long-term investment	11,000	11,000
	2,282,011	1,867,716
	2,392,803	2,072,754
LIABILITIES		
Current liabilities		
Bank overdraft	127,810	-
Accounts payable and accrued liabilities	29,552	42,815
	157,362	42,815
Future income taxes	170,000	170,000
	327,362	212,815
SHAREHOLDERS' EQUITY		
Share capital	15,376,326	15,024,326
Deficit	(13,310,885)	(13,164,387)
	2,065,441	1,859,939
	2,392,803	2,072,754

Approved by the Directors:

"Jens E. Hansen" (signed)
Jens E. Hansen, Director

"Robert A. Martin" (signed)
Robert A. Martin, Director

BEAUFIELD CONSOLIDATED RESOURCES INC.
Interim Statement of Operations and Deficit
Nine months ended May 31, 2003 and 2002
(Unaudited – Prepared by Management)

	Three Months Ended May 31		Nine Months Ended May 31	
	2003 $	2002 $	2003 $	2002 $
Revenue				
Investment revenues	2,451	1,311	5,717	2,113
Gain on disposal of investments			2,900	
	2,451	1,311	8,617	2,113
Expenses				
Administrative services, rent and office	11,019	8,340	34,455	31,128
Interest and financing charges	267	141	451	291
Professional fees	5,619	8,923	31,449	10,537
Shareholder's reports	15	-	15,323	6,027
Telecommunications	544	398	1,511	1,447
Travel and Promotion	837	(554)	3,796	2,818
Trustee, registration and transfer agent fees	5,119	5,148	15,631	12,642
Investor relations	9,207	-	21,209	-
	32,627	22,396	123,825	64,890
Net loss	30,176	21,085	115,208	62,777
Deficit, beginning of period	13,280,709	12,930,945	13,164,387	12,889,253
Share issuance fees	-	-	31,290	-
Deficit, end of period	13,310,885	12,952,030	13,310,885	12,952,030
Basic and diluted loss per share	(0.00)	(0.00)	(0.00)	(0.00)
Weighted average number of common shares outstanding	27,007,708	22,930,311	27,007,708	22,930,311

BEAUFIELD CONSOLIDATED RESOURCES INC.
Interim Statement of Cash Flows
for the nine months ended May 31, 2003
(unaudited – Prepared by Management)

	For the three month period ended May 31 2003	For the three month period Ended May 31 2002	For the nine month period ended May 31 2003	For the nine month period ended May 31 2002
Operating Activities				
Net loss	(30,176)	(21,085)	(115,208)	(62,777)
Non-cash items				
Gain on disposal of investments	-	-	(2,900)	-
Changes in non-cash working capital items	4,751	(1,079)	5,772	(8,286)
Cash flows used in operating activities	(25,425)	(22,164)	(112,336)	(71,063)
Investing Activities				
Marketable securities	-	(1,312)	(142,207)	(1,312)
Disposal of marketable securities	-	-	91,710	15,035
Exploration funds	-	-	(250,000)	-
Mineral Properties	(49,148)	(2,246)	(139,295)	(25,834)
Cash flows used in investing activities	(49,148)	(3,558)	(439,792)	(12,111)
Financing Activities				
Deposit on shares to be issued				30,000
Issue of Shares		30,000	327,000	35,000
Share issuance fees		-	(31,290)	-
Cash flows from financing activities	-	30,000	295,710	65,000
Increase (decrease) in cash	(74,573)	4,278	(256,418)	(18,174)
Cash and cash equivalents (bank overdraft), beginning of period	(53,237)	(904)	128,608	21,548
Cash ans cash equivalents (bank overdraft), end of period	(127,810)	3,374	(127,810)	3,374

BEAUFIELD CONSOLIDATED RESOURCES INC.

Interim Mineral Properties and Deferred Exploration and Development Expenditures
for the period ended May 31, 2003

Mineral Properties	May 31, 2003 $	February 28, 2003 $	November 30, 2002 $	August 31, 2002 $
Louvicourt & Pascalis Townships, Quebec				
Exploration (J-V Aur Resources 60%)	393,923	393,923	393,923	393,923
Exploration advance refunded	(3,528)	(3,528)		
Barry, Urban, Carpiquet & Souart Townships, Quebec				
Exploration, net of mining duties recovered (J-V Kinross Gold 50%)	982,701	982,701	982,701	982,701
Allard River, Quebec (known as Matagami)				
Property	76,395	76,395	76,395	76,395
Exploration (Beaufield 100%)	48,441	48,215	40,562	26,134
Launay Township, Quebec				
Property	312	312	312	312
Exploration (Option Melkior Resources 60%)	7,400	7,400	7,400	7,400
Hemlo, Cedar Creek, Ontario				
Property	55,400	55,400	47,720	47,720
Exploration (Option Sparton Resources 50%)	43,535	37,014	23,628	20,896
Hemlo, Pic River, Ontario				
Property, net of option payment received	(3,750)	(3,750)	(3,750)	(3,750)
Exploration (J-V Sparton.Resources 50%)	453	453	453	453
Hemlo, Playter Harbour, Ontario				
Property		3,300	-	-
Hemlo, Melrose, Ontario (formerly Little Black River)				
Property	5,000	5,000	-	-
Exploration (J-V Sparton Resources 50%)	453	453	-	-
Hemlo, Manitouwadge Road, Ontario				
(J-V Sparton Resources 50%)	-	-	-	-
Lac Evans, Quebec				
Property	205,989	205,989	205,989	205,989
Exploration (Beaufield 100%)	71,780	67,488	67,488	67,488
Otish, Quebec				
Exploration (Option Skeena Resources 70%)	2,344	2,344	2,344	2,344
Lac Rouleau West (Barry-Urban) Quebec				
Property	3,440	3,440	3,440	3,440
Exploration (Beaufield 100%)	984	1,213	984	984
Lizar (White Lake) renamed Hiawatha, Ontario				
Property	5,000	5,000	5,000	5,000
Exploration (Beaufield 100%)	33,351	29,442	1,452	1,452
Newmont, Hemlo, Joa-Fowler Property, Ontario				
Property (J-V Sparton Resources 50%)	25,000	25,500	25,500	-
Exploration	33,018	3,018	200	-
Newmont, Hemlo, Qued Property, Ontario				
Property (J-V Sparton Resources 50%)	-	-	-	-
Raglan Ungava, Quebec				
Property (Option Volcanic Metals Inc. 50%)	7,362	5,050	-	-
Option paid by Volcanic Metals Inc.	(12,500)	(12,500)	-	-
Exploration	2,092	1,657	-	-
Troilus, Quebec				
Property	10,390	10,390	-	-
Exploration (Beaufield 100%)	20,332	19,500	-	-
MacDougall Road, New Brunswick				
Property (J-V Freewest Resources)	1,044	1,044	-	-
Hemlo, Little Black River				
Property (J-V Sparton Resources 50%)	4,650	-	-	-
	2,021,011	**1,971,863**	**1,881,572**	**1,856,716**

BEAUFIELD CONSOLIDATED RESOURCES INC.
Interim Statement Deferred Exploration and Development Expenditures
(Unaudited – Prepared by Management)

SHARE CAPITAL AUTHORIZED 100,000,000 common shares without par value				
	May 31, 2003		May 31, 2002	
Issued and fully paid	Shares	$	Shares	$
Balance, beginning of period	27,430,311	15,376,326	22,930,311	
Issued under private placements flow-through	-	-	-	-
Issued for an interest in a mineral property	-	-	-	-
Issued upon exercise of warrants	-	-	-	-
Issued upon exercise of stock option	-	-	-	-
Balance, end of period	27,430,311	15,376,326	22,930,311	

BEAUFIELD CONSOLIDATED RESOURCES INC.
SCHEDULE "B" – SUPPLEMENTARY INFORMATION
for the nine months ended May 31, 2003

Share Capital

(a) Authorized: 100,000,000 common shares without par value.

(b) Shares outstanding as at May 31, 2003: 27,430,311
Balance as at August 31, 2002: 25,330,311
Balance as at February 28, 2003: 27,430,311
Balance as at July 24, 2003: 27,530,311

No shares were issued during the three month period ended May 31, 2003. Subsequent to the period, 60,000 common shares (deemed at $0.15 per share) were issued to Newmont Canada Limited and 40,000 common shares to Placer Dome Limited for the acquisition of claims in the Wabikoba area of Ontario in the Thunder Bay Mining Division. The property is referred to as the Qued Property, Hemlo, Ontario. The ownership is 50% Beaufield and 50% Sparton Resources Inc.

(c) Commitments:
Stock-based Compensation Plans:
The Company has two stock option plans. Under these plans, the Company is authorized to grant certain directors, officers', employees and service providers, options to purchase up to an aggregate of 3,900,000 common shares. No optionee, at the date of the option, may hold more than 5% of shares issued and outstanding; however, the limit for service providers is 2%.

Share Purchase Options:
At May 31, 2003, 2,800,000 common shares were outstanding, entitling directors and employees to acquire shares, under the share purchase options.

	Shares	Exercise Price	Expiry Date
Directors	1,600,000	$0.10	January 2, 2006
Director	400,000	$0.10	May 1, 2007
Service Provider	400,000	$0.10	January 6, 2006
Director	400,000	$0.10	May 1, 2007
Total:	2,800,000 common shares		

Share Purchase Warrants:
At May 31, 2003, the total share purchase warrants outstanding were:
2,400,000 warrants exercisable into common shares at $0.12, if exercised by July 26, 2004.

The Company issued 125,000 Broker warrants at $0.20 expiring October 28, 2004, and 200,000 warrants at $0.35 ($0.50 in 2004 and $0.75 in 2005) expiring in 2005.

Total warrants outstanding as at May 31, 2003 – 2,725,000.

Escrow Shares:
As at May 31, 2003, 129,750 shares (129,750 in 2002), held by a Director, are escrowed in accordance with the rules of the regulatory authorities of British Columbia. These shares can be released from escrow, on application, in 56,250 lots, upon incurrance by the Company of each $100,000 threshold expenditure amount.

On April 18, 2003, the Company accepted the resignation of Mr. Stephen R. Dunn, a Director and Member of the Audit Committee. Mr. Paul Carmel will replace Mr. Stephen Dunn on the Audit Committee

The following are Directors of the Company:

Mr. David Bell	-	Director
Mr. Paul Carmel	-	Director/Member of Audit Committee
Mr. Jens E. Hansen	-	President/Chief Executive Officer/Member of Audit Committee
Mr. Robert A. Martin	-	Director/Secretary/Member of Audit Committee
Mr. Gary F. Zak	-	Director

SCHEDULE "C" – Management Discussion
for the nine months ended May 31, 2003

The nine month Interim statement of Operations and Deficit indicates a loss of $115,208 compared to $62,770 in the equivalent previous quarter. There has been an increased loss from the previous equivalent nine month period. A cost of $21,209 was incurred by Investor Relations supplied by Renmark Financial which was not undertaken the previous period.

The Renmark contract was for a period of six months terminating on June 19, 2003, the contract was cancelled on that date. Legal and accounting fees increased from $10,537 to $31,449 which is due to the increased cost of complying with improved regulatory rules and to legal costs relating to property acquisitions (Fowler, Joa, Qued). Transfer agent and related fees have increased from $12,642 to $15,631. Revenue from investments increased from $2,113 to $5,717.

The key exploration properties will be Barry-Urban, Lac Rouleau West and Ungava-Raglan.

The status of Beaufield's exploration properties is as follows:

Louvicourt – Exploration results by Aur Resources have so far been negative. The property will be maintained in good standing pending new exploration concepts.

Barry-Urban – The claims host the Lac Rouleau gold resource which can probably be expanded and the claims have unexplored gold potential. Beaufield intends to undertake a significant exploration program on these properties during the coming months.

Allard River (Matagami) – Geophysics has been completed and at least three drill targets have been identified. The primary target is zinc which is presently in the doldrums. Additional claims have been staked in the area to cover favourable geology.

Launay – The property is operated by Melkior Resources Inc. No work program has been proposed.

Hemlo, Cedar Creek – Sparton Resources Inc. has an option to earn 50%. Drill results by Sparton were negative.

Hemlo, Pic River – Sparton Resources Inc. is the operator and a 50% owner. A proposal for work has not been received.

Hemlo, Playter Harbor – Beaufield has a 50% interest. The claims have been dropped.

Hemlo, Melrose (formerly Little Black River) – Sparton Resources Inc. can earn a 50% interest. A program will be prepared by Sparton.

Hemlo, Manitouwadge Road – Beaufield has a 50% interest. The claims have been returned to the vendors without any payment to them. An assessment of the claims suggested a low priority.

Lac Evans – The claims have been converted to cells and the property was expanded by map staking to cover several lead-zinc-silver anomalies. The original property was covered by 97 cells, 19 additional claims were acquired totalling 116 claims of approximately 50 hectares each.

Otish – These are claims with diamond potential. Skeena Resources Inc. is the operator. No work has been proposed.

Lac Rouleau West – Beaufield staked 17 claims covering 272 hectares. The property adjoins the Lac Rouleau gold discovery and may host an on strike extension.

Lizar (White Lake) – A geological compilation report containing exploration recommendations has been prepared. Line cutting and magnetometer surveying totalling 44 kilometres have been completed. A field geological examination is scheduled for August 2003.

Hemlo, Joa-Fowler (Newmont) – Sparton Resources Inc. owns 50%. An exploration program for Joa will be prepared by Sparton.

Hemlo, Qued (Newmont) – Sparton Resources Inc. owns 50%. A three hole diamond drill program was completed in March 2003. Previous drilling by Newmont indicated several gold bearing horizons assaying greater than 1 gram per tonne. The Beaufield-Sparton drilling meant to confirm the earlier work and returned anomalous but low gold values. Further exploration is not warranted.

Ungava-Raglan – 50% optioned to Volcanic Metals for payments of $25,000 and 300,000 Volcanic shares plus a work commitment. We expect an active exploration program in 2003.

Troilus – Exploration will be planned at a future time.

McDougall Road – New Brunswick – No work is planned at this stage.

Hemlo, Little Black River – Sparton Resources Inc. owns 50%. One hole was drilled to intersect a surface gold showing. The drill results were negative.

FORM 51-901F Exemption number 82-1557

for the nine-months ended May 31, 2003

Incorporated as part of:	X	Schedule A
	X	Schedules B & C

ISSUER DETAILS:

Name of Issuer:	Beaufield Consolidated Resources Inc.
Issuer Address:	19 Nesbitt Street P.O. Box 11385 – Station H Ottawa, Ontario K2H 7V1
Issuer Telephone Number:	613-721-2919
Contact Person:	Jens E. Hansen
Contact's Position:	President
Contact Telephone Number:	613-721-2919 Fax Number: 613-828-7268
For Quarter Ended:	May 31, 2003
Date of Report:	July 24, 2003
Contact e-mail address:	beaufield@rogers.com

Certificate

The three Schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this report will be provided to any shareholder who requests it.

Jens E. Hansen	**"Jens E. Hansen"**	**July 24, 2003**
Name of Director	Signed	Dated
Robert A. Martin	**"Robert A. Martin"**	**July 24, 2003**
Name of Director	Signed	Dated

BEAUFIELD CONSOLIDATED RESOURCES INC.
Financial Statements for the period ended May 31, 2003
(Unaudited – Prepared by Management)

BEAUFIELD CONSOLIDATED RESOURCES INC.

Interim Balance Sheets for the period ended May 31, 2003
(Unaudited – Prepared by Management

	May 31, 2003	August 31, 2002
	$	$
ASSETS		
Current Assets		
Cash and cash equivalents	-	128,608
Marketable Securities	103,377	49,980
Taxes recoverable	7,189	6,450
Option payment receivable	-	20,000
Prepaid expenses	226	-
	110,792	205,038
Exploration Funds	250,000	-
Mineral properties and deferred exploration and development expenditures	2,021,011	1,856,716
Long-term investment	11,000	11,000
	2,282,011	1,867,716
	2,392,803	2,072,754
LIABILITIES		
Current liabilities		
Bank overdraft	127,810	-
Accounts payable and accrued liabilities	29,552	42,815
	157,362	42,815
Future income taxes	170,000	170,000
	327,362	212,815
SHAREHOLDERS' EQUITY		
Share capital	15,376,326	15,024,326
Deficit	(13,310,885)	(13,164,387)
	2,065,441	1,859,939
	2,392,803	2,072,754

Approved by the Directors:

"Jens E. Hansen" (signed)
Jens E. Hansen, Director

"Robert A. Martin" (signed)
Robert A. Martin, Director

BEAUFIELD CONSOLIDATED RESOURCES INC.
Interim Statement of Operations and Deficit
Nine months ended May 31, 2003 and 2002
(Unaudited – Prepared by Management)

	Three Months Ended May 31		Nine Months Ended May 31	
	2003 $	2002 $	2003 $	2002 $
Revenue				
Investment revenues	2,451	1,311	5,717	2,113
Gain on disposal of investments			2,900	
	2,451	1,311	8,617	2,113
Expenses				
Administrative services, rent and office	11,019	8,340	34,455	31,128
Interest and financing charges	267	141	451	291
Professional fees	5,619	8,923	31,449	10,537
Shareholder's reports	15	-	15,323	6,027
Telecommunications	544	398	1,511	1,447
Travel and Promotion	837	(554)	3,796	2,818
Trustee, registration and transfer agent fees	5,119	5,148	15,631	12,642
Investor relations	9,207	-	21,209	-
	32,627	22,396	123,825	64,890
Net loss	30,176	21,085	115,208	62,777
Deficit, beginning of period	13,280,709	12,930,945	13,164,387	12,889,253
Share issuance fees	-	-	31,290	-
Deficit, end of period	13,310,885	12,952,030	13,310,885	12,952,030
Basic and diluted loss per share	(0.00)	(0.00)	(0.00)	(0.00)
Weighted average number of common shares outstanding	27,007,708	22,930,311	27,007,708	22,930,311

BEAUFIELD CONSOLIDATED RESOURCES INC.
Interim Statement of Cash Flows
for the nine months ended May 31, 2003
(unaudited – Prepared by Management)

	For the three month period ended May 31 2003	For the three month period Ended May 31 2002	For the nine month period ended May 31 2003	For the nine month period ended May 31 2002
Operating Activities				
Net loss	(30,176)	(21,085)	(115,208)	(62,777)
Non-cash items				
Gain on disposal of investments	-	-	(2,900)	-
Changes in non-cash working capital items	4,751	(1,079)	5,772	(8,286)
Cash flows used in operating activities	(25,425)	(22,164)	(112,336)	(71,063)
Investing Activities				
Marketable securities	-	(1,312)	(142,207)	(1,312)
Disposal of marketable securities	-	-	91,710	15,035
Exploration funds	-	-	(250,000)	-
Mineral Properties	(49,148)	(2,246)	(139,295)	(25,834)
Cash flows used in investing activities	(49,148)	(3,558)	(439,792)	(12,111)
Financing Activities				
Deposit on shares to be issued				30,000
Issue of Shares		30,000	327,000	35,000
Share issuance fees		-	(31,290)	-
Cash flows from financing activities	-	30,000	295,710	65,000
Increase (decrease) in cash	(74,573)	4,278	(256,418)	(18,174)
Cash and cash equivalents (bank overdraft), beginning of period	(53,237)	(904)	128,608	21,548
Cash ans cash equivalents (bank overdraft), end of period	(127,810)	3,374	(127,810)	3,374

BEAUFIELD CONSOLIDATED RESOURCES INC.

Interim Mineral Properties and Deferred Exploration and Development Expenditures
for the period ended May 31, 2003

Mineral Properties	May 31, 2003 $	February 28, 2003 $	November 30, 2002 $	August 31, 2002 $
Louvicourt & Pascalis Townships, Quebec				
Exploration (J-V Aur Resources 60%)	393,923	393,923	393,923	393,923
Exploration advance refunded	(3,528)	(3,528)		
Barry, Urban, Carpiquet & Souart Townships, Quebec				
Exploration, net of mining duties recovered (J-V Kinross Gold 50%)	982,701	982,701	982,701	982,701
Allard River, Quebec (known as Matagami)				
Property	76,395	76,395	76,395	76,395
Exploration (Beaufield 100%)	48,441	48,215	40,562	26,134
Launay Township, Quebec				
Property	312	312	312	312
Exploration (Option Melkior Resources 60%)	7,400	7,400	7,400	7,400
Hemlo, Cedar Creek, Ontario				
Property	55,400	55,400	47,720	47,720
Exploration (Option Sparton Resources 50%)	43,535	37,014	23,628	20,896
Hemlo, Pic River, Ontario				
Property, net of option payment received	(3,750)	(3,750)	(3,750)	(3,750)
Exploration (J-V Sparton Resources 50%)	453	453	453	453
Hemlo, Playter Harbour, Ontario				
Property		3,300	-	-
Hemlo, Melrose, Ontario (formerly Little Black River)				
Property	5,000	5,000	-	-
Exploration (J-V Sparton Resources 50%)	453	453	-	-
Hemlo, Manitouwadge Road, Ontario				
(J-V Sparton Resources 50%)	-	-	-	-
Lac Evans, Quebec				
Property	205,989	205,989	205,989	205,989
Exploration (Beaufield 100%)	71,780	67,488	67,488	67,488
Otish, Quebec				
Exploration (Option Skeena Resources 70%)	2,344	2,344	2,344	2,344
Lac Rouleau West (Barry-Urban) Quebec				
Property	3,440	3,440	3,440	3,440
Exploration (Beaufield 100%)	984	1,213	984	984
Lizar (White Lake) renamed Hiawatha, Ontario				
Property	5,000	5,000	5,000	5,000
Exploration (Beaufield 100%)	33,351	29,442	1,452	1,452
Newmont, Hemlo, Joa-Fowler Property, Ontario				
Property (J-V Sparton Resources 50%)	25,000	25,500	25,500	-
Exploration	33,018	3,018	200	-
Newmont, Hemlo, Qued Property, Ontario				
Property (J-V Sparton Resources 50%)	-	-	-	-
Raglan Ungava, Quebec				
Property (Option Volcanic Metals Inc. 50%)	7,362	5,050	-	-
Option paid by Volcanic Metals Inc.	(12,500)	(12,500)	-	-
Exploration	2,092	1,657	-	-
Troilus, Quebec				
Property	10,390	10,390	-	-
Exploration (Beaufield 100%)	20,332	19,500	-	-
MacDougall Road, New Brunswick				
Property (J-V Freewest Resources)	1,044	1,044	-	-
Hemlo, Little Black River				
Property (J-V Sparton Resources 50%)	4,650	-	-	-
	2,021,011	**1,971,863**	**1,881,572**	**1,856,716**

BEAUFIELD CONSOLIDATED RESOURCES INC.
Interim Statement Deferred Exploration and Development Expenditures
(Unaudited – Prepared by Management)

SHARE CAPITAL AUTHORIZED 100,000,000 common shares without par value				
	May 31, 2003		May 31, 2002	
Issued and fully paid	Shares	$	Shares	$
Balance, beginning of period	27,430,311	15,376,326	22,930,311	
Issued under private placements flow-through	-	-	-	-
Issued for an interest in a mineral property	-	-	-	-
Issued upon exercise of warrants	-	-	-	-
Issued upon exercise of stock option	-	-	-	-
Balance, end of period	27,430,311	15,376,326	22,930,311	

BEAUFIELD CONSOLIDATED RESOURCES INC.
SCHEDULE "B" – SUPPLEMENTARY INFORMATION
for the nine months ended May 31, 2003

Share Capital

(a) Authorized: 100,000,000 common shares without par value.

(b)
Shares outstanding as at May 31, 2003: 27,430,311
Balance as at August 31, 2002: 25,330,311
Balance as at February 28, 2003: 27,430,311
Balance as at July 24, 2003: 27,530,311

No shares were issued during the three month period ended May 31, 2003. Subsequent to the period, 60,000 common shares (deemed at $0.15 per share) were issued to Newmont Canada Limited and 40,000 common shares to Placer Dome Limited for the acquisition of claims in the Wabikoba area of Ontario in the Thunder Bay Mining Division. The property is referred to as the Qued Property, Hemlo, Ontario. The ownership is 50% Beaufield and 50% Sparton Resources Inc.

(c) Commitments:
Stock-based Compensation Plans:
The Company has two stock option plans. Under these plans, the Company is authorized to grant certain directors, officers', employees and service providers, options to purchase up to an aggregate of 3,900,000 common shares. No optionee, at the date of the option, may hold more than 5% of shares issued and outstanding; however, the limit for service providers is 2%.

Share Purchase Options:
At May 31, 2003, 2,800,000 common shares were outstanding, entitling directors and employees to acquire shares, under the share purchase options.

	Shares	Exercise Price	Expiry Date
Directors	1,600,000	$0.10	January 2, 2006
Director	400,000	$0.10	May 1, 2007
Service Provider	400,000	$0.10	January 6, 2006
Director	400,000	$0.10	May 1, 2007
Total:	2,800,000 common shares		

Share Purchase Warrants:
At May 31, 2003, the total share purchase warrants outstanding were:
2,400,000 warrants exercisable into common shares at $0.12, if exercised by July 26, 2004.

The Company issued 125,000 Broker warrants at $0.20 expiring October 28, 2004, and 200,000 warrants at $0.35 ($0.50 in 2004 and $0.75 in 2005) expiring in 2005.

Total warrants outstanding as at May 31, 2003 – 2,725,000.

Escrow Shares:
As at May 31, 2003, 129,750 shares (129,750 in 2002), held by a Director, are escrowed in accordance with the rules of the regulatory authorities of British Columbia. These shares can be released from escrow, on application, in 56,250 lots, upon incurrance by the Company of each $100,000 threshold expenditure amount.

On April 18, 2003, the Company accepted the resignation of Mr. Stephen R. Dunn, a Director and Member of the Audit Committee. Mr. Paul Carmel will replace Mr. Stephen Dunn on the Audit Committee

The following are Directors of the Company:

Mr. David Bell	-	Director
Mr. Paul Carmel	-	Director/Member of Audit Committee
Mr. Jens E. Hansen	-	President/Chief Executive Officer/Member of Audit Committee
Mr. Robert A. Martin	-	Director/Secretary/Member of Audit Committee
Mr. Gary F. Zak	-	Director

SCHEDULE "C" – Management Discussion
for the nine months ended May 31, 2003

The nine month Interim statement of Operations and Deficit indicates a loss of $115,208 compared to $62,770 in the equivalent previous quarter. There has been an increased loss from the previous equivalent nine month period. A cost of $21,209 was incurred by Investor Relations supplied by Renmark Financial which was not undertaken the previous period.

The Renmark contract was for a period of six months terminating on June 19, 2003, the contract was cancelled on that date. Legal and accounting fees increased from $10,537 to $31,449 which is due to the increased cost of complying with improved regulatory rules and to legal costs relating to property acquisitions (Fowler, Joa, Qued). Transfer agent and related fees have increased from $12,642 to $15,631. Revenue from investments increased from $2,113 to $5,717.

The key exploration properties will be Barry-Urban, Lac Rouleau West and Ungava-Raglan.

The status of Beaufield's exploration properties is as follows:

Louvicourt – Exploration results by Aur Resources have so far been negative. The property will be maintained in good standing pending new exploration concepts.

Barry-Urban – The claims host the Lac Rouleau gold resource which can probably be expanded and the claims have unexplored gold potential. Beaufield intends to undertake a significant exploration program on these properties during the coming months.

Allard River (Matagami) – Geophysics has been completed and at least three drill targets have been identified. The primary target is zinc which is presently in the doldrums. Additional claims have been staked in the area to cover favourable geology.

Launay – The property is operated by Melkior Resources Inc. No work program has been proposed.

Hemlo, Cedar Creek – Sparton Resources Inc. has an option to earn 50%. Drill results by Sparton were negative.

Hemlo, Pic River – Sparton Resources Inc. is the operator and a 50% owner. A proposal for work has not been received.

Hemlo, Playter Harbor – Beaufield has a 50% interest. The claims have been dropped.

Hemlo, Melrose (formerly Little Black River) – Sparton Resources Inc. can earn a 50% interest. A program will be prepared by Sparton.

Hemlo, Manitouwadge Road – Beaufield has a 50% interest. The claims have been returned to the vendors without any payment to them. An assessment of the claims suggested a low priority.

Lac Evans – The claims have been converted to cells and the property was expanded by map staking to cover several lead-zinc-silver anomalies. The original property was covered by 97 cells, 19 additional claims were acquired totalling 116 claims of approximately 50 hectares each.

Otish – These are claims with diamond potential. Skeena Resources Inc. is the operator. No work has been proposed.

Lac Rouleau West – Beaufield staked 17 claims covering 272 hectares. The property adjoins the Lac Rouleau gold discovery and may host an on strike extension.

Lizar (White Lake) – A geological compilation report containing exploration recommendations has been prepared. Line cutting and magnetometer surveying totalling 44 kilometres have been completed. A field geological examination is scheduled for August 2003.

Hemlo, Joa-Fowler (Newmont) – Sparton Resources Inc. owns 50%. An exploration program for Joa will be prepared by Sparton.

Hemlo, Qued (Newmont) – Sparton Resources Inc. owns 50%. A three hole diamond drill program was completed in March 2003. Previous drilling by Newmont indicated several gold bearing horizons assaying greater than 1 gram per tonne. The Beaufield-Sparton drilling meant to confirm the earlier work and returned anomalous but low gold values. Further exploration is not warranted.

Ungava-Raglan – 50% optioned to Volcanic Metals for payments of $25,000 and 300,000 Volcanic shares plus a work commitment. We expect an active exploration program in 2003.

Troilus – Exploration will be planned at a future time.

McDougall Road – New Brunswick – No work is planned at this stage.

Hemlo, Little Black River – Sparton Resources Inc. owns 50%. One hole was drilled to intersect a surface gold showing. The drill results were negative.